UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On January 21, 2024, SciSparc Ltd., or the Company, entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, Ltd. or YA. Pursuant to the SEPA, the Company will be able to sell up to $20,000,000, or the Commitment Amount, of its ordinary shares, no par value, or the Shares, at the Company’s sole option, any time during the three-year period following the execution date of the SEPA. Pursuant to the terms of the SEPA, any Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily VWAP (as defined in the SEPA) of the Shares during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice (as defined in the SEPA) to YA. Any sale of Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 4.99% of the Company’s Shares.

Subject to certain conditions precedent as described in the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance will be evidenced by a promissory note, each, a Promissory Note. Each Promissory Note will fully mature 24-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains customary representations and warranties of the Company and Events of Default.

The Company is not obligated to utilize any of the $20,000,000 available under the SEPA and there are no minimum commitments or minimum use penalties.  The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company also agreed to pay YA, a commitment fee, or the Commitment Fee, equal to $200,000, or 1% of the Commitment Amount, payable in an amount of the Company’s ordinary shares equal to $200,000 divided by the daily VWAP of the ordinary shares on the trading day immediately prior to the SEPA and also agreed to pay to an affiliate of YA a structuring fee in the amount of $10,000. As of the date of this Report of Foreign Private Issuer on Form 6-K, the Company is obligated to issue 55,293 Shares to YA to satisfy the Commitment Fee in full, or the Commitment Fee Shares.

Pursuant to the SEPA, the Company is required to register the Shares eligible to be sold pursuant to the SEPA and the Commitment Fee Shares, referred to as the Registrable Shares. The Company, in its sole discretion, may choose when to file a registration statement registering the Registrable Shares for resale by YA.

The Company intends to use the net proceeds from the sale of the Shares, if any, for working capital and general corporate purposes.

The Shares to be issued pursuant to the SEPA and the Commitment Fee Shares are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the Commitment Fee Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the SEPA and Promissory Note set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1 and 4.1, respectively.

On January 24, 2024, the Company issued a press release titled “SciSparc Ltd. Announces $20 Million Standby Equity Purchase Agreement,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Promissory Note
10.1	Standby Equity Purchase Agreement, dated January 21, 2024
99.1	Press release dated January 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: January 25, 2024	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer and Chief Financial Officer

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